SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED

For the transition period from              to

Commission file number 0-20646

Caraustar Industries, Inc.

Employees’ Savings Plan

5000 Austell-Powder Springs Road

Suite 300

Austell, Georgia 30106

(Full title of the plan and the address of the plan)

Caraustar Industries, Inc.

5000 Austell-Powder Springs Road

Suite 300

Austell, Georgia 30106

(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

Caraustar Industries, Inc.

Employees’ Savings Plan

Financial Statements as of December 31, 2005 and 2004, and for the Year Ended December 31, 2005, Supplemental Schedule as of December 31, 2005, and Independent Auditors’ Report

CARAUSTAR INDUSTRIES, INC. EMPLOYEES’ SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

INDEPENDENT AUDITORS’ REPORT

To the Administrative Committee and Participants of

the Caraustar Industries, Inc. Employees’ Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Caraustar Industries, Inc. Employees’ Savings Plan (the ”Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. This schedule has been subjected to the auditing procedures applied in our audit of the 2005 basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

June 22, 2006

CARAUSTAR INDUSTRIES, INC. EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
CASH	$1,095	$—

PARTICIPANT-DIRECTED INVESTMENTS—At fair value	122,810,794	113,602,340

RECEIVABLES:
Participant contributions	363,322	345,084
Employer contributions	2,635,154	113,438
Receivables for securities sold	—	24,988

Total receivables	2,998,476	483,510

NET ASSETS AVAILABLE FOR BENEFITS	$125,810,365	$114,085,850

See notes to financial statements.

CARAUSTAR INDUSTRIES, INC. EMPLOYEES’ SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2005

ADDITIONS:
Contributions:
Participant contributions	$11,855,508
Employer contributions	8,469,641
Rollovers from qualified plans	419,903

Total contributions	20,745,052

Transfer from Paragon Plan (Note 1)	884,182
Dividends and interest	3,793,994

Total additions	25,423,228

DEDUCTIONS:
Net depreciation in fair value of investments	2,373,510
Benefits paid to participants	11,076,097
Deemed distributions of loans to participants	106,298
Administrative expenses	142,808

Total deductions	13,698,713

NET INCREASE	11,724,515

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	114,085,850

End of year	$125,810,365

See notes to financial statements.

CARAUSTAR INDUSTRIES, INC. EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004, AND FOR THE YEAR ENDED DECEMBER 31, 2005

1.	PLAN DESCRIPTION

The following description of the Caraustar Industries, Inc. Employees’ Savings Plan (the ”Plan”) is provided for general information purposes only. Participants should refer to the plan document for a complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan established by Caraustar Industries, Inc. (the ”Company”) for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Plan Administration—The Plan is administered by an Administrative Committee that is appointed by the Board of Directors of the Company. Fidelity Management Trust Company (the ”Trustee”) serves as the Trustee for the Plan.

Plan Merger/Transfer—During 2005, one of the Company’s subsidiaries (Paragon Plastics) terminated its separate 401(k) and that plan (Paragon Plastics, Inc. 401(k) Retirement Plan) was merged into the Plan. All of the participant’s investments, approximately $884,000, were transferred into the Plan during 2005 and are reflected in the statement of changes in net assets available for benefits for the year ended December 31, 2005.

Contributions—Participation in the Plan is voluntary. Each year participants may contribute between 1% and 99% of their annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Any employee, not subject to a collective bargaining agreement, who was hired on or after July 1, 2001, and who satisfies the eligibility requirements, as defined by the Plan, will automatically have 2% of eligible compensation contributed to the Plan for each pay period, unless the employee notifies the Company that he/she does not want to contribute or wants to contribute a different amount.

The Plan was amended effective January 1, 2005, increasing the Company matching contribution to 100% of the participant’s total pretax deferral up to 3% of the participant’s annual compensation and an additional 50% of the participant’s total pretax deferral on the next 2% of the participant’s annual compensation for all employees not subject to a collective bargaining agreement and such match is immediately vested. Company match for employees subject to a collective bargaining agreement may be different due to the collectively bargained employees’ contract.

In addition, effective January 1, 2005, the Company is required to make employee retirement contributions to certain participant accounts, as defined, based on a percentage of a participant’s pensionable earnings and credited service, as defined, at the end of each year as shown below:

Years of Credited Service	Company Contribution

1–4	1.0% of pensionable earnings

5–9	2.0% of pensionable earnings

10–14	2.5% of pensionable earnings

15–19	3.0% of pensionable earnings

20–24	3.5% of pensionable earnings

25+	4.0% of pensionable earnings

For the year ended December 31, 2005, the Company contributed $2,475,159 of retirement contributions to participants.

Vesting—Participants are fully vested in their contributions and the earnings thereon. Prior to January 1, 2005, vesting in Company matching contributions was based on years of continuous service as defined by the Plan. A participant’s Company matching contributions vest according to the following schedule:

Years of Service	Vested Interest
Less than one year	0%
One year, but less than two years	25
Two years, but less than three years	50
Three years, but less than four years	75
Four or more years	100

Effective January 1, 2005, participants become immediately vested in Company matching contributions made subsequent to December 31, 2004. Participants become fully vested in employer retirement contributions after five years of credited service.

Participants who reach retirement age, become disabled, or die become vested immediately in Company contributions.

Forfeited Accounts—Forfeited accounts are first used to reduce administrative expenses and then to reduce future Company contributions. Forfeitures were $96,881 for the year ended December 31, 2005.

Benefit Payments—Upon termination of service due to death, disability, or retirement, a participant or the participant’s beneficiary may elect to receive an amount equal to the value of the participant’s vested balance in his/her account. The normal age of retirement is 65; however, a participant may receive benefit payments beginning at the age of 59-1/2 without penalty. The form of payment is a lump-sum distribution or an annuity to be paid in monthly, quarterly, or annual installments over a period not to exceed 10 years. Participants may also elect to receive a distribution in-kind for amounts invested in Caraustar Industries, Inc. common stock.

A participant’s pretax contributions and the vested portion of the Company’s matching contributions may be withdrawn before retirement or termination of employment only under certain hardship conditions, as defined by the IRC.

Participant Accounts—Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and the Company’s contributions as well as the participant’s share of the Plan’s income (losses), benefit payments, and any related administrative expenses. Allocations of income (losses) and expenses are based on the participant’s account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options—Participants may direct their contributions and the Company’s contributions into various investment options, which include primarily Fidelity mutual funds, a Fidelity collective trust fund, and the Company’s common stock. Participants may change their investment elections at any time.

Loans to Participants—A participant may borrow the lesser of $50,000 or 50% of his/her vested account balance, with a minimum loan amount of $1,000. Loans are repaid through payroll deductions and are collateralized by the participant’s account balance. The maximum length of the loan is five years unless the loan is used to purchase a principal residence, in which case the length of the loan can be 30 years. The interest rate is the Prime rate, as published in The Wall Street Journal on the last business day in the month in which the loan is taken out, plus 1%. Interest rates on loans to participants ranged from 5.0% to 10.5% as of December 31, 2005.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates and Risks and Uncertainties—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to use estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates. The Plan utilizes various investment instruments, including mutual funds, a collective trust fund, and Company stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Income Recognition—Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Investment Valuation—Mutual funds and Company stock are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price. The collective trust fund is stated at fair value as determined by the Trustee based upon quoted market prices of underlying investments of the fund. Participant loans are stated at the remaining unpaid principal balance, which approximates fair value.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but were not yet paid at December 31, 2005 and 2004.

Administrative Expenses—The Company pays all administrative expenses of the Plan except for the administrative costs of mutual funds, loan processing fees, and in service withdrawal fees.

3.	INVESTMENTS

The fair market values of plan assets, that represent 5% or more of the Plan’s net assets, at December 31, 2005 and 2004, are as follows:

	2005		2004
	Shares	Fair Value	Shares	Fair Value
Fidelity Dividend Growth Fund	1,004,368	$28,915,771	990,735	$28,226,026
Fidelity Diversified International Fund	504,912	16,429,851	488,411	13,988,089
Fidelity Balanced Fund	404,719	7,592,533	369,430	6,583,249
PIMCO Total Return Fund	639,939	6,719,360	574,432	6,129,190
Fidelity Retirement Money Market Fund	6,485,324	6,485,324	6,610,679	6,610,679
Caraustar Industries, Inc. common stock	873,077	7,587,035	762,036	12,817,451

During the year ended December 31, 2005, the Plan’s investments (including gains and losses in investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

Registered investment companies	$4,004,168
Caraustar Industries, Inc. common stock	(6,377,678)

Net depreciation in fair value of investments	$(2,373,510)

4.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated November 2, 2005, that the Plan and the related trust are designed in accordance with applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and the administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain of the Plan’s investments are shares of mutual funds managed by the Trustee or affiliates of the Trustee. Transactions related to such investments qualify as exempt party-in-interest transactions under ERISA. Fees paid to an affiliate of the Trustee for recordkeeping services totaled $142,808 for the year ended December 31, 2005.

At December 31, 2005 and 2004, the Plan held 873,077 and 762,036 shares, respectively, of common stock of the Company with a fair value of $7,857,035 and $12,817,451, respectively, and cost basis of $10,792,056 and $9,813,355, respectively. During the year ended December 31, 2005, there were no dividends declared on such common stock.

6.	PLAN TERMINATION

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the terms of ERISA. In the event of Plan termination or partial termination, participants will become fully vested in their accounts.

7.	SUBSEQUENT EVENTS

Effective April 1, 2006, employees hired after that date who are eligible to participate in the Plan and have not selected a particular withholding percentage will automatically have 3% of their salary withheld and contributed to the Plan instead of the previously required 2%.

******

SUPPLEMENTAL SCHEDULE

(See report of independent registered public accounting firm)

CARAUSTAR INDUSTRIES, INC. EMPLOYEES’ SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par, or Maturity Value	(d) Cost	(e) Current Value
*	COMMON STOCK—Caraustar Industries, Inc.	Common stock, 873,077 shares	**	$7,587,035

*	Fidelity Money Market Trust	Fidelity Retirement Money Market Fund, 6,485,324 shares	**	6,485,324
*	Fidelity Investment Trust	Fidelity Diversified International Fund, 504,912 shares	**	16,429,851
*	Fidelity Investment Trust	Fidelity Managed Income Portfolio Fund, 494,923 shares	**	494,923
*	Fidelity Devonshire Trust	Fidelity Equity Income Fund, 86,061 shares	**	4,542,284
*	Fidelity Securities Fund	Fidelity Dividend Growth Fund, 1,004,368 shares	**	28,915,771
*	Fidelity Institutional Trust	Spartan U.S. Equity Index Fund, 70,014 shares	**	3,091,819
*	Fidelity Aberdeen Street Trust	Fidelity Freedom Income Fund, 146,798 shares	**	1,669,093
*	Fidelity Aberdeen Street Trust	Fidelity Freedom 2000 Fund, 74,636 shares	**	911,302
*	Fidelity Aberdeen Street Trust	Fidelity Freedom 2010 Fund, 258,559 shares	**	3,632,758
*	Fidelity Aberdeen Street Trust	Fidelity Freedom 2020 Fund, 381,740 shares	**	5,615,394
*	Fidelity Aberdeen Street Trust	Fidelity Freedom 2030 Fund, 221,322 shares	**	3,324,252
*	Fidelity Aberdeen Street Trust	Fidelity Freedom 2040 Fund, 202,388 shares	**	1,787,090
*	Fidelity Investment Trust	Fidelity Balanced Fund, 404,719 shares	**	7,592,533
*	Fidelity Commonwealth Trust	Fidelity Large Cap Stock Fund, 202,290 shares	**	3,157,746
*	Fidelity Commonwealth Trust	Fidelity Mid Cap Stock Fund, 175,884 shares	**	4,673,247
	Pacific Investment Management Company	PIMCO Total Return Fund 639,939 shares	**	6,719,360
	Ariel Funds	Ariel Appreciation Fund, 85,831 shares	**	4,010,003
	Ariel Funds	Morgan Stanley Small Company Growth—Class B, 60,095 shares	**	739,772
*	Fidelity Puritan Trust	Fidelity Low Priced Stock Fund, 135,189 shares	**	5,521,123
	American Beacon Fund	American Beacon International Equity Fund, 7,913 shares	**	162,857
	Allianz Fund	Allianz NFJ Small Cap Value Fund, 25,098	**	725,863

*	PARTICIPANT LOANS—Various plan participants	Interest rates ranging from 5.0% to 10.5%, maturing in 1 to 360 months	**	5,021,394

		Total investments		$122,810,794

*	Indicates a party-in-interest.
**	Cost information is not required to be presented for participant-directed investments and therefore is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2006	Caraustar Industries, Inc.

	By:	/s/ Barry A. Smedstad
Barry A. Smedstad
Vice President, Human Resources
And Public Relations

EXHIBIT INDEX

Exhibit No.	Document
23	Consent of Deloitte & Touche LLP